SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 8 May 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	1st Quarter Results dated 8 May 2013

Exhibit No: 99.1

8 May 2013

InterContinental Hotels Group PLC

First Quarter Interim Management Statement

Solid trading and progress on asset sales

Highlights

• Global Q1 RevPAR growth of 3.1%, driven by 2.0% average daily rate growth.

• System size up 1.9% year on year to 674k rooms as at 31 March.

• 14k rooms signed in Q1, taking the pipeline to 176k rooms at the quarter end.

• Loyalty scheme renamed as IHG Rewards Club, which will offer enhanced benefits including free internet for all members, an industry first.

• InterContinental London Park Lane disposal completed for $469m gross cash proceeds, with management contract secured for up to 60 years.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:

"We have had an encouraging start to our 10th anniversary year, with solid trading performance in the first quarter driven predominantly by growth in rate. Our preferred brands and global scale helped deliver good pipeline growth in the quarter, with over 100 hotels signed, led by our Americas and Greater China regions.
The disposal of InterContinental London Park Lane, which completed on 1 May, highlights the value of our asset portfolio and the attractiveness of InterContinental as one of the world's leading luxury hotel brands.  It is also another step in our long standing commitment to reduce the capital intensity of IHG.
Our high quality pipeline, broad geographic spread and fee based model give us confidence for the year ahead, despite the ongoing challenging economic conditions in several of our markets."

RevPAR performance
Group
Q1 global RevPAR growth of 3.1%, with rate up 2.0% and occupancy up 0.6%pts. The shift in timing of Easter from April into March adversely impacted RevPAR in the quarter.  The corresponding boost can be seen in April when RevPAR was up 6.2% for the Group as a whole compared to just 0.6% in March.

Americas
RevPAR in the Americas region increased 4.1% (with 4.6% in the US).  This reflects the adverse impact from the timing of Easter and our distribution bias to the upper midscale segment.  Trading was strongest in our luxury/upscale brands, led by Hotel Indigo up 11.3% and InterContinental up 8.6%.
The favourable supply and demand dynamic continues to support good RevPAR growth in the region.

Europe
Q1 European RevPAR was down 2.2%, in part due to the impact of the Easter shift.   In addition to this, increased supply in London during 2012 drove UK RevPAR down 2.4%, and tough prior year comparatives due to the biennial trade fair calendar resulted in RevPAR down 1.9% in Germany.  Good RevPAR growth of 2.7% in France was driven by strength in Paris, partly offset by some weakness in the provinces.

Asia, Middle East & Africa
This region experienced strong growth in the quarter, with RevPAR up 5.5%, driven by occupancy up 3.1%pts.  Southeast Asia and Japan remained strong with high single digit RevPAR growth, whilst in Australasia RevPAR growth of just 1.4% reflected more challenging economic conditions.  The trading environment in the Middle East, although remaining mixed, delivered 5.4% RevPAR growth driven predominantly by Saudi Arabia and the UAE.

Greater China
Q1 RevPAR growth of 1.8% was an improvement on the prior quarter.  The region has continued to be affected by the ongoing political leadership change, including tightening of government spending; the China-Japan territorial island dispute and the broader economic slowdown.  Despite these short term headwinds, the demand drivers in China remain highly compelling, and our market leading position means we are well placed for future growth.

April RevPAR
Group RevPAR growth of 6.2% in April, with Americas up 7.9% (including US up 8.1%) and Europe up 3.3%, both showing some positive impact from the shift in timing of Easter, and AMEA up 7.1%. A Greater China RevPAR decline of (2.1)% reflects a continuation of the factors experienced in Q1 plus the localised effects from bird flu concerns and the Sichuan earthquake.

High quality system and pipeline
Group system size
Net rooms up 1.9% year on year to 674k rooms (4,608 hotels).
Openings of 5k rooms (34 hotels) included 29 Holiday Inn brand family hotels, demonstrating continued high levels of owner interest following the brand relaunch programme.
6k rooms (28 hotels) were removed including 2.5k (8 hotels) in the Americas with one owner, as previously announced.

Group pipeline
High quality pipeline of 176k rooms (1,089 hotels), up 1% year on year. Over 40% of rooms are under construction.
Signings of 14k rooms (101 hotels) included 4k rooms (32 hotels) on US Army bases, which are due to open into the system in Q2.  Excluding these rooms, signings were still 14% higher than in Q1 2012.
In Greater China signings were particularly strong at 4k rooms (16 hotels), up more than 50% on Q1 2012, reflecting the strength of our brands and the confidence that our owners have in the prospects of the industry in this market.

Building preferred brands
From this summer IHG will be renaming its loyalty programme IHG Rewards Club from Priority Club Rewards and enhancing it with new benefits including free internet for all members worldwide, an industry first.  Bringing all the brands together as part of one family will help guests understand that points can be redeemed and earned at any IHG hotel, which will drive greater cross-selling between brands.

A franchise multiple development agreement was entered into to develop 15 Holiday Inn Express Hotels in Russia by 2019, the brand's debut in the country.  This moves IHG towards its longer term target of 100 hotels across Russia and the CIS. Two hotels have already been signed under this agreement, taking the pipeline in Russia to almost 2,000 rooms.

In the Americas, the award-winning Holiday Inn Express Stay Smart™ campaign featuring television commercials has been brought back, and in Europe a new campaign for the brand will be launched in Q3.  Work is also underway to launch new campaigns across all regions for the Holiday Inn brand later in the year.

Significant events
On 1 May IHG completed the disposal of its leasehold interest in InterContinental London Park Lane for gross proceeds of $469m. $95m of the proceeds has been used to provide security over UK pension liabilities which were previously secured against the hotel.  A 30 year management contract with three ten year extension rights has been secured and management fees are expected to be approximately £4m ($6m) per annum.

As previously reported, in the quarter there was one individually significant liquidated damages receipt of $31m in the Americas managed business in relation to the 8 hotels that left the system.

Financial position
The financial position of the group remains robust, with an ongoing commitment to an efficient balance sheet and an investment grade credit rating.
The $500m share buyback programme is progressing well, with 5.6 million shares repurchased for $149m since the start of the programme in November 2012. Year to date 1.5 million shares have been repurchased for $42m.

Current trading
Our high quality pipeline, broad geographic spread and fee based model give us confidence for the year ahead, despite the challenging economic conditions and trading is on track to deliver full year results in line with expectations.

Appendix 1: RevPAR Movement Summary
	April 2013	Q1 2013
	RevPAR	RevPAR	Rate	Occ.
Group	6.2%	3.1%	2.0%	0.6pts
Americas	7.9%	4.1%	3.3%	0.5pts
Europe	3.3%	(2.2)%	(1.7)%	(0.3)pts
AMEA	7.1%	5.5%	1.0%	3.1pts
G. China	(2.1)%	1.8%	(0.1)%	1.0pts

Appendix 2: First quarter system & pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	4,520	(6,478)	(1,958)	674,024	1.9%	14,499	175,999
Americas	3,016	(3,988)	(972)	448,645	1.0%	8,897	76,241
Europe	496	(1,297)	(801)	101,226	0.9%	712	14,813
AMEA	54	(1,088)	(1,034)	61,703	1.3%	720	30,928
G. China	954	(105)	849	62,450	11.8%	4,170	54,017

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green):	+44 (0)1895 512176
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0) 7736 746767
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.
Conference call for Analysts and Shareholders:
A conference call with Tom Singer (Chief Financial Officer) will commence at 9.30am UK time on 8 May and can be accessed on www.ihgplc.com/Q1 . There will be an opportunity to ask questions.

UK Toll UK Toll Free US Toll	+44 (0)20 3003 2666 0808 109 0700 +1 646 843 4608
Passcode:	HOTEL
A replay of the 9.30am conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	2190016
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 10.00am Eastern Standard Time on 8 May with Tom Singer (Chief Financial Officer). There will be an opportunity to ask questions.

UK Toll US Toll US Toll Free	+44 (0)20 3003 2666 +1 646 843 4608 +1 866 966 5335
Passcode:	HOTEL
A replay of the 10.00am US conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	4718037
Website: The full release and supplementary data will be available on our website from 7.00 am (London time) on 8 May. The web address is www.ihgplc.com/Q1 .
Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 73 million members worldwide. The programme will be renamed and relaunched as IHG Rewards Club in July 2013, offering enhanced benefits for members.
IHG franchises, leases, manages or owns over 4,600 hotels and more than 674,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media,www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	8 May 2013